                                                                    EXHIBIT 99.1

[LOGO] www.51job.com

FOR IMMEDIATE RELEASE

CONTACT:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com

            51JOB, INC. REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

SHANGHAI, AUGUST 4, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter ended June 30, 2005.

SECOND QUARTER 2005 FINANCIAL HIGHLIGHTS:

-     Total revenues and earnings per share exceeded expectations

- Total revenues increased 26.2% over Q2 2004 to RMB147.4 million (US$17.8 million), higher than its guidance of RMB135 to RMB145 million

- Fully diluted earnings per common share were RMB0.28 (US$0.07 per ADS), higher than its guidance of RMB0.18 to RMB0.25

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, "We are pleased that second quarter revenues and profitability were above our forecasted ranges as we experienced good uptake in online products during the quarter. Reflecting historical trends, print advertising revenues were slightly lower compared to the seasonally strong first quarter, but this was offset by higher revenue growth for online recruitment services. Our integrated offline and online service platform continues to uniquely position us ahead of the competition to best serve HR customers of all types, sizes and needs."

"We closely monitor industry developments and continue to observe that market demand for human resource services has moderated thus far in 2005 compared to the same period last year. Despite this relative demand moderation, we were able to exceed our financial targets through cost management and execution of our business plan. Although we have had to incur additional operating expenses subsequent to becoming a public company, our gross margin has been

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51Job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 2

consistent. For the rest of the year, we remain focused on initiatives to drive revenues, to improve margins, to further strengthen our market position and to invest in our long-term growth," said Mr. Yan.

SECOND QUARTER 2005 UNAUDITED FINANCIAL RESULTS

Total revenues for the second quarter ended June 30, 2005 were RMB147.4 million (US$17.8 million), an increase of 26.2% from RMB116.8 million for the same quarter in 2004. Excluding the revenue contribution of the stationery business which the Company ceased to actively operate since the fourth quarter of 2004, total revenues grew 29.2% in the second quarter of 2005 to RMB147.2 million (US$17.8 million) compared with RMB114.0 million in the same quarter last year. Net revenues, which reflect total revenues less business taxes and related surcharges, increased to RMB139.2 million (US$16.8 million) in the second quarter of 2005 from RMB111.0 million in the same period last year.

Print advertising revenues for the second quarter of 2005 increased 22.4% to RMB90.5 million (US$10.9 million) compared with RMB73.9 million for the same quarter in 2004. The revenue increase was primarily due to a greater number of recruitment advertisements placed in 51job Weekly (formerly translated as Career Post Weekly in English), which was offset by lower average revenue per page. The estimated number of print advertising pages generated in the second quarter of 2005 increased to 3,191 compared with 2,234 estimated print advertising pages in the same quarter in 2004. Average revenue per page in the second quarter declined compared with the second quarter of 2004 as a result of increasing revenue contribution from the Company's lower priced cities.

Online recruitment services revenues for the second quarter of 2005 were RMB38.9 million (US$4.7 million), representing a 52.5% growth from RMB25.5 million for the same quarter last year. The increase was principally attributable to a higher number of customers using the Company's online recruitment services. Unique employers using online recruitment services increased to 31,098 in the second quarter of 2005, compared with 21,743 in the same period last year.

Executive search revenues for the second quarter of 2005 decreased 3.5% to RMB7.1 million (US$0.9 million) from RMB7.3 million for the same quarter last year. For the second quarter of 2005, other human resource related revenues were RMB11.0 million (US$1.3 million), representing a 9.4% growth from RMB10.1 million for the second quarter last year. Excluding the stationery

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51Job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 3

business, revenues from other human resource related services increased 48.8% to RMB10.8 million (US$1.3 million) in the second quarter of 2005 from RMB7.2 million for the same quarter last year.

Gross profit for the second quarter of 2005 was RMB69.9 million (US$8.4 million), representing an increase of 23.0% from RMB56.9 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 50.2% in the second quarter of 2005 compared with 51.2% in the same quarter in 2004.

Operating expenses for the second quarter of 2005 were RMB51.5 million (US$6.2 million) compared with RMB31.4 million for the same period last year. Operating expenses as a percentage of net revenues was 37.0% for the second quarter of 2005 compared with 28.3% in the June 2004 quarter.

Sales and marketing expenses for the second quarter of 2005 grew to RMB27.0 million (US$3.3 million) from RMB15.9 million for the same quarter in 2004 mainly due to the hiring of additional personnel and increased spending on advertising and promotional activities.

General and administrative expenses for the second quarter of 2005 was RMB21.2 million (US$2.6 million) compared with RMB12.2 million for the second quarter last year. The increase was primarily attributable to higher costs associated with professional services fees and other public company expenses, operating additional sales offices over the comparable 2004 period and increased personnel.

Income from operations for the second quarter of 2005 was RMB18.4 million (US$2.2 million) compared with RMB25.5 million for the same period last year. Interest and investment income increased to RMB4.8 million (US$0.6 million) in the second quarter of 2005 from RMB0.2 million in the second quarter of 2004 due to increased interest income from higher bank deposits, which include RMB635.5 million (US$76.8 million) in net proceeds from the Company's initial public offering completed in October 2004.

Net income for the second quarter of 2005 was RMB15.9 million (US$1.9 million) compared with RMB16.4 million for the same period in 2004. Fully diluted earnings per common share for the second quarter of 2005 were RMB0.28 (US$0.03) compared with RMB0.36 for the same quarter in 2004. Applying the 2:1 ratio of common shares to the Company's publicly traded ADSs on the

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51Job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 4

Nasdaq National Market, fully diluted earnings per ADS in the second quarter of 2005 were RMB0.55 (US$0.07) compared with RMB0.71 in the second quarter of 2004. The Company's basic weighted average number of common shares outstanding increased as a result of its initial public offering and the conversion of Series A Preference Shares into common shares in October 2004.

SIX MONTHS 2005 UNAUDITED FINANCIAL RESULTS

Total revenues for the six months ended June 30, 2005 were RMB290.1 million (US$35.1 million), an increase of 28.0% from RMB226.7 million in the comparable period in 2004. Excluding the revenue contribution of the stationery business, total revenues grew 29.6% in the first six months of 2005 to RMB287.9 million (US$34.8 million) compared with RMB222.1 million in the same period last year.

Income from operations for the six months ended June 30, 2005 was RMB26.5 million (US$3.2 million) compared with RMB39.2 million for the same period last year. Net income for the first half of 2005 was RMB25.1 million (US$3.0 million) compared with RMB25.2 million for the same period in 2004.

As of June 30, 2005, cash and cash equivalents were RMB865.2 million (US$104.5 million) compared with RMB848.3 million as of December 31, 2004.

BUSINESS OUTLOOK

On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant appreciations. Although the Company generates substantially all of its revenues in Renminbi which has become more valuable in U.S. dollar terms, the Company's U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.

For the third quarter of 2005, based on current market and operating conditions, the Company's revenue target is in the range of RMB145 to RMB155 million (US$18 to US$19 million). Excluding

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51Job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 5

the impact of recent and any future foreign currency translations that arise from revaluations of the Renminbi, the Company's fully diluted earnings target for the third quarter is in the range of RMB0.22 to RMB0.30 per common share (US$0.05 to US$0.07 per ADS). Assuming an exchange rate of RMB8.11 to US$1.00, the Company currently forecasts a foreign currency translation loss to result in a decrease in the aforementioned earnings range by RMB0.13 to RMB0.15 per common share (US$0.03 and US$0.04 per ADS) in the third quarter.

OTHER COMPANY NEWS

In May 2005, the Company announced that its shareholders have approved a stock repurchase program. Under the program, the Company is authorized to repurchase up to US$25 million worth of outstanding ADSs from time to time over a period of 12 months. The Company did not repurchase any ADSs in the second quarter of 2005.

In June 2005, the Company announced the launch of new sales offices in Suzhou and Fuzhou. Publication and distribution of local editions of 51job Weekly commenced in early June in Suzhou and in early July in Fuzhou.

CONFERENCE CALL INFORMATION

Management of 51job will host a conference call at 8:30 a.m. Eastern Time on August 4, 2005 (8:30 p.m. Shanghai / Hong Kong time zone) to discuss second quarter 2005 results. The call will be available live and on replay in the "Investor Relations" section of 51job's website at www.51job.com or directly at ir.51job.com for U.S.-based participants. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-888-208-1812 (+1-719-457-2654 for international callers) and provide the passcode 7634577. An audio replay will be available through August 11, 2005, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 7634577.

ABOUT 51JOB

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines

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51Job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 6

the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly (formerly translated as Career Post Weekly in English) and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide office network in China spans 22 cities with local editions of 51job Weekly and Hong Kong.

SAFE HARBOR STATEMENT

Statements in this release regarding targets for the third quarter of 2005, future business and operating results constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management's current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2005; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company's financial results, please refer to the Company's filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter or as a result of new information, future events or otherwise.

                         - FINANCIAL TABLES TO FOLLOW -

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51job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 7

                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   FOR THE THREE MONTHS ENDED
                                                        ----------------------------------------------
                                                        JUNE 30, 2004   JUNE 30, 2005    JUNE 30, 2005
                                                         (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
                                                        -------------   -------------    -------------
                                                              RMB            RMB         USD (NOTE 1)
Revenues:
    Print advertising                                     73,917,149      90,502,452      10,934,870
    Online recruitment services                           25,486,487      38,864,411       4,695,754
    Executive search                                       7,313,420       7,054,774         852,386
    Other human resource related revenues                 10,052,557      10,998,124       1,328,838
                                                         -----------     -----------      ----------
Total revenues                                           116,769,613     147,419,761      17,811,848
                                                         -----------     -----------      ----------
Less: Business and related tax                            (5,755,061)     (8,255,549)       (997,469)
                                                         -----------     -----------      ----------
Net revenues                                             111,014,552     139,164,212      16,814,379
                                                         -----------     -----------      ----------
Cost of services                                         (54,153,549)    (69,249,300)     (8,366,979)
                                                         -----------     -----------      ----------
Gross profit                                              56,861,003      69,914,912       8,447,400
                                                         -----------     -----------      ----------
Operating expenses:
    Sales and marketing                                  (15,886,445)    (26,978,660)     (3,259,670)
    General and administrative                           (12,209,298)    (21,207,581)     (2,562,385)
    Share-based compensation - share option (Note 2)      (3,289,293)     (3,349,954)       (404,755)
                                                         -----------     -----------      ----------
Total operating expenses                                 (31,385,036)    (51,536,195)     (6,226,810)
                                                         -----------     -----------      ----------

Income from operations                                    25,475,967      18,378,717       2,220,590
Interest and investment income                               218,856       4,763,127         575,500
Other income                                                 420,133          31,814           3,844
                                                         -----------     -----------      ----------
Income before provision for income tax                    26,114,956      23,173,658       2,799,934
Income tax expense                                        (9,713,258)     (7,281,976)       (879,837)
                                                         -----------     -----------      ----------
Net income                                                16,401,698      15,891,682       1,920,097
                                                         ===========     ===========      ==========
Amount allocated to participating holders of Series A
    Preference Shares                                     (5,355,880)              -               -
                                                         -----------     -----------      ----------
Income attributable to common shareholders                11,045,818      15,891,682       1,920,097
                                                         ===========     ===========      ==========
Earnings per share:
    Basic                                                       0.38            0.29            0.03
    Diluted                                                     0.36            0.28            0.03

Earnings per ADS (Note 3):
    Basic                                                       0.76            0.57            0.07
    Diluted                                                     0.71            0.55            0.07

Weighted average number of common shares outstanding:
    Basic                                                 28,993,791      55,756,056      55,756,056
    Diluted                                               30,998,616      57,402,431      57,402,431

----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Aggregate share-based compensation expense attributable to cost of services and operating expenses was RMB3,751,695 for the three months ended June 30, 2004 and RMB3,759,343 (US$454,219) for the three months ended June 30, 2005.

Note 3: Each ADS represents two common shares.

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

51job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 8

                                   51JOB, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    FOR THE SIX MONTHS ENDED
                                                        ----------------------------------------------
                                                        JUNE 30, 2004   JUNE 30, 2005    JUNE 30, 2005
                                                         (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
                                                        -------------   -------------    -------------
                                                              RMB            RMB         USD (NOTE 1)
Revenues:
    Print advertising                                    149,259,709     184,192,854      22,254,921
    Online recruitment services                           49,546,906      70,669,633       8,538,589
    Executive search                                      10,833,165      13,992,996       1,690,690
    Other human resource related revenues                 17,077,298      21,254,145       2,568,011
                                                        ------------    ------------     -----------
Total revenues                                           226,717,078     290,109,628      35,052,211
                                                        ------------    ------------     -----------
Less: Business and related tax                           (10,846,788)    (16,507,612)     (1,994,516)
                                                        ------------    ------------     -----------
Net revenues                                             215,870,290     273,602,016      33,057,695
                                                        ------------    ------------     -----------
Cost of services                                        (107,765,129)   (138,254,440)    (16,704,457)
                                                        ------------    ------------     -----------
Gross profit                                             108,105,161     135,347,576      16,353,238
                                                        ------------    ------------     -----------
Operating expenses:
    Sales and marketing                                  (29,490,147)    (58,682,451)     (7,090,250)
    General and administrative                           (27,380,253)    (43,565,986)     (5,263,818)
    Share-based compensation - share options (Note 2)    (12,044,768)     (6,640,757)       (802,362)
                                                        ------------    ------------     -----------
Total operating expenses                                 (68,915,168)   (108,889,194)    (13,156,430)
                                                        ------------    ------------     -----------
Income from operations                                    39,189,993      26,458,382       3,196,808
Interest and investment income                               461,763       9,636,930       1,164,373
Other income                                                 492,566         453,473          54,790
                                                        ------------    ------------     -----------
Income before provision for income tax                    40,144,322      36,548,785       4,415,971
Income tax expense                                       (14,930,141)    (11,481,811)     (1,387,279)
                                                        ------------    ------------     -----------
Net income                                                25,214,181      25,066,974       3,028,692
                                                        ============    ============     ===========
Amount allocated to participating holders of Series A
  Preference Shares                                       (8,206,217)              -               -
                                                        ------------    ------------     -----------
Income attributable to common shareholders                17,007,964      25,066,974       3,028,692
                                                        ============    ============     ===========
Earnings per share:
    Basic                                                       0.59            0.45            0.05
    Diluted                                                     0.55            0.44            0.05

Earnings per ADS (Note 3):
    Basic                                                       1.18            0.90            0.11
    Diluted                                                     1.11            0.87            0.11

Weighted average number of common shares outstanding:
    Basic                                                 28,876,086      55,708,098      55,708,098
    Diluted                                               30,741,727      57,510,596      57,510,596

----------
Note 1: The conversion of RMB amounts into USD is amounts based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Aggregate share-based compensation expense attributable to cost of services and operating expenses was RMB13,010,393 for the six months ended June 30, 2004 and RMB7,430,939 (US$897,836) for the six months ended June 30, 2005.

Note 3: Each ADS represents two common shares.

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

51job, Inc. Reports Second Quarter 2005 Financial Results
August 4, 2005
Page 9

                                   51JOB, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,      JUNE 30,         JUNE 30,
                                                                       2004            2005             2005
                                                                     (AUDITED)      (UNAUDITED)      (UNAUDITED)
                                                                   -------------   -------------    -------------
                                                                         RMB            RMB         USD (NOTE 1)
ASSETS

Current assets:
    Cash                                                           848,292,672      865,185,629      104,535,206
    Short-term investments                                                   -       10,480,312        1,266,273
    Accounts receivable (net of allowance of RMB3,689,222
       and RMB3,098,393 as of December 31, 2004 and June
       30, 2005, respectively)                                      23,252,468       44,752,384        5,407,163
    Prepayments and other current assets                            14,675,948       12,153,946        1,468,488
    Deferred tax assets, current                                     7,426,098        4,527,733          547,059
                                                                   -----------      -----------      -----------
Total current assets                                               893,647,186      937,100,004      113,224,189
                                                                   -----------      -----------      -----------

Investments                                                         10,495,490                -                -
Property and equipment                                              22,534,875       33,390,918        4,034,425
Intangible assets                                                    6,126,749        8,215,721          992,656
Other long-term assets                                               4,201,919        4,347,054          525,230
Deferred tax assets, non-current                                       376,122          388,798           46,976
                                                                   -----------      -----------      -----------
Total assets                                                       937,382,341      983,442,495      118,823,476
                                                                   ===========      ===========      ===========
LIABILITIES

Current liabilities:
    Accounts payable                                                 9,820,033       11,885,047        1,435,998
    Due to related parties                                           1,577,873        1,800,660          217,563
    Salary and employee related accrual                             11,698,665       15,545,033        1,878,214
    Taxes payable                                                   30,586,768        9,618,796        1,162,182
    Advance from customers                                          17,777,757       36,715,727        4,436,142
    Other payables and accruals                                     13,933,686       22,875,225        2,763,877
    Deferred tax liabilities, current                                  169,237                -                -
                                                                   -----------      -----------      -----------
Total current liabilities                                           85,564,019       98,440,488       11,893,976
                                                                   -----------      -----------      -----------
Total liabilities                                                   85,564,019       98,440,488       11,893,976
                                                                   -----------      -----------      -----------
Commitments and contingencies                                                -                -                -

Shareholders' equity:
    Common shares (US$0.0001 par value; 500,000,000 shares
       authorized, 55,616,679 and 55,810,193 shares issued
       and outstanding as of December 31, 2004 and June 30,
       2005, respectively)                                              46,044           46,200            5,582
    Additional paid-in capital                                     869,125,807      868,599,016      104,947,625
    Deferred share-based compensation                              (40,154,027)     (31,535,592)      (3,810,257)
    Statutory reserves                                              16,756,461       16,756,461        2,024,583
    Other comprehensive loss                                          (501,659)        (476,749)         (57,603)
    Retained earnings                                                6,545,696       31,612,671        3,819,570
                                                                   -----------      -----------      -----------
Total shareholders' equity                                         851,818,322      885,002,007      106,929,500
                                                                   -----------      -----------      -----------
Total liabilities and shareholders' equity                         937,382,341      983,442,495      118,823,476
                                                                   ===========      ===========      ===========

----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

                                       ###